MYMETICS LETTERHEAD

                                                        February 16, 2011

Via EDGAR Correspondence
Jeffrey P. Riedler
Assistant Director
Division of Corporation Finance
U.S. Securities and Exchange Commission
Washington, D.C. 20549

Re:	Mymetics Corporation
Form 10-K for the Fiscal Year Ended December 31, 2009
Filed April 15, 2010
Form 10-K/A filed January 5, 2011
File NO. 000-25132

Dear Mr. Riedler:

We have received your February 8, 2011 comment letter. We have addressed your comment by reproducing it below and providing a response immediately thereafter.

Form 10-K/A filed January 5, 2011

Item 1.  Business, page 4

1.           We note the disclosure you have added starting on page 5 of the Form 10-K/A in response to our prior comment 1.  Please also provide us with proposed disclosure to be included in your next Form 10-K addressing the duration and termination provisions of each of the listed material agreements.

Response:  Our disclosure in our 10-K for the year ended 12/31/10 will be as follows:

INSERM

Co-Ownership Agreement dated January 8, 2008 for two patents PCT IB2005/001180 and PCT IB2005/001182, related to Mymetcs’ HIV vaccine. Each party has a 50% ownership in the patents. Mymetics pays all related maintenance charges for the two patents. Unless earlier terminated in writing by either party, the Co-Onership Agreement terminates upon the earlier of the expiration date of the longest-lived patent or the date where one of the co-owners becomes 100% owner of the patents.

The Exploitation Agreement terminates upon the later of the expiration date of the longest-lived patent, or, 10 years after the first date of commercialization of the product unless earlier terminated by INSERM following market approval of the the HIV products in the event (i) Mymetics does not develop the product for a period more than six months, (ii)the exploitation of the product is interrupted for a period of more than twelve months, or (iii)there is an absence of sales for 12 months starting from the date of market approval.

PEVION

License Agreement dated March 1, 2007 for the exclusive use by Mymetics of the Pevion virosomes for its HIV vaccine (HIV Agreement).

Milestone payments:
10% of all monetary consideration (excluding royalties) received from third Parties.
E400,000 if Mymetics starts phase I clinical trial.

Royalties: 10% of all monetary consideration received by Mymetics.

The HIV Agreement is subject to termination by either party in writing following a notice period of 90 days and, in the absence of such termination, will terminate in each country as of the expiration date of the longest-lived product patent rights on a country-by-country basis.

Acquisition and License agreement dated May 19, 2008 for the Pevion virosomes and peptides for the malaria vaccine (Malaria Agreement).

Milestone payments: E2,000,000 start of phase II clinical trial in Africa.

Royalties: maximum of 15% on all income generated from markets in which the malaria vaccine is sold on a commercial basis.

The Malaria Agreement is subject to termination by either party in writing following a notice period of 90 days and, in the absence of such termination, will terminate in each country as of the expiration date of the longest-lived product patent rights on a country-by-country basis.

PX’Therapeutics

Gp41 Manufacturing Technology Agreement dated 26 January 2009 between PX Therapeutics and Mymetics under which PX Therapeutics agrees to transfer the know-how to manufacture recombinant Gp41 for Mymetics’ HIV vaccine. The term of the agreement is for 5 years after the date of signature and renewable at the request of Mymetics. Mymetics is allowed to terminate the contract one month after the event of knowledge transfer has been confirmed by both parties.

Annual retainer of E200,000 until the earlier of five years or when the HIV vaccine is market approved.

Milestone payments:
E600,000 after knowledge transfer
E900,000 when Mymetics has deposited and has received acceptance of the IMPD (or IND) with regulatory authorities, such as the FDA in the United States, to start a clinical trial.

Royalty payments: 1% on all income generated from the commercialization of the product.

In responding to your comment letter, Mymetics acknowledges that:

•	it is responsible for the adequacy and accuracy of the disclosure in the filing;
•	staff comments or changes to disclosure in response to staff comments do notforeclose the Commission from taking any action with respect to the filing; and
•	it may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have any further comments or questions regarding our response, please contact our legal counsel, Ernest M. Stern, Akerman Senterfitt LLP, at (202) 824-1705. If you cannot reach him, please call me or our CFO, Ronald Kempers, at 011-41-21-653-4535.

Very truly yours,

/s/ Jacques-François Martin
Jacques-François Martin, President and CEO

cc: Ernest M. Stern, Esq.